Exhibit (a)(1)


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June 15, 2005


RE:  Competing tender offer to be filed by Friday, June 17, 2005

Dear Consolidated Resources Health Care Fund II Investor:

Recently, you received an offer to purchase your Units in Consolidated Resources Health Care II from Forrest Preston of Care Associates, LLC, an affiliate of the Partnership. Although his offer of $456 is currently the highest price being offered, investors should be aware that his offer is contingent upon receiving 51% of the outstanding units, a condition that we believe will most likely not be met. Therefore, investors who have tendered or are planning to tender their Units pursuant to his offer may not have their Units purchased if the condition is not met.

We believe that investors who want to sell their units should be able to do so in an offer that is not conditioned upon the offeror obtaining control of the Partnership. Further, if Mr. Preston wants control, we believe he should pay a substantial control premium, which we do not believe his offer provides.

Just last week, we requested more information from the Partnership, which resulted in the filing of an 8-K regarding certain operational information which had previously only been available to the General Partner and presumably its affiliates. Based on this new information, we have discovered that our previous valuation was very conservative (as we suggested it might be given that we were basing it upon information that was over 2 years old), so we are pleased to announce that we will shortly be mailing a competing tender offer at a price no less than $470 per Unit which will not be contingent upon receiving a minimum number of units. The consummation of the tender offer will be subject to certain other customary conditions.

Our offer will be made available to investors prior to the expiration of Mr. Preston's Care Associates offer, allowing investors time to evaluate the two offers and to withdraw the Units previously tendered to Mr. Preston's company if they so desire.

For further information, contact Christine Simpson at the telephone number below.

MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, California 94556
Telephone: 925-631-9100 ext. 224